Exhibit 99.(A)
Highly Confidential
August 30, 2005
The Board of Directors
Delta
20525 Nordhoff Street
Chatsworth, CA 91311

Attention:	Mr. Martin W. Greenwald
Chairman, Chief Executive Officer and President
Dear Marty,
As you know from our recent discussions, we (“Lima”) are very interested in pursuing a strategic transaction with your company (“Delta”), in which Delta would merge into Lima on a tax-free basis. It is our judgment that Lima is uniquely capable of leveraging your film and music library assets with our distribution strengths and helping you accelerate your push into theatrical production. This acquisition would be consistent with our desire to broaden and deepen our library of filmed entertainment, as well as to add an important musical component, and, as we discussed, to introduce Delta as a new studio label focusing on specialty theatrical content.
We are pleased to propose on a non-binding basis to offer to exchange Lima common stock for 100% of the outstanding shares of common stock of Delta, at an exchange ratio in the range of .38 to .42 share of Lima for each share of Delta. The final exchange ratio would be determined following completion of our due diligence investigation of Delta. In addition, subject to our review of their terms, we would anticipate converting all vested and unvested options and warrants into like options and warrants of Lima, with no changes in their original vesting rights.
Our proposal assumes that there are 21,251,916 shares of common stock outstanding per the company’s 10-Q report dated June 30, 2005. We would anticipate that the acquisition would be structured as a tax-free merger. In addition to the merger consideration, we accordingly would assume all liabilities of Delta at closing.
At the midpoint of the proposed exchange ratio and based on Lima’s closing price on August 29, the per share consideration represents a 35.6% premium to Delta’s closing stock price of $2.82.

Highly Confidential
Board of Directors
Delta
August 30, 2005

This proposal is based on publicly available information and is subject to, among other things, successful completion of due diligence and the negotiation of a mutually agreeable merger agreement, as well as other agreements.
We wish to move quickly to perform due diligence and commence negotiation of the merger and ancillary agreements. We are prepared to commit substantial resources in terms of money, people and time to structure and negotiate the proposed merger. Accordingly, our proposal is conditioned upon the willingness of Delta’s Board of Directors immediately to enter into exclusive negotiations with us for a period of 60 days, at or prior to the end of which we would (assuming satisfactory due diligence) expect to be prepared to execute a merger agreement containing among other provisions customary representations and warranties, covenants, no-shop, termination and expense reimbursement provisions.
We believe the combination represents an outstanding opportunity for Delta’s shareholders to become owners of the largest and most dynamic independent publicly-traded film studio. We continue to build the most exciting and well-managed integrated entertainment company that combines great creative talent and library assets with powerful distribution and keen financial management. Since January 1, 2004, our stock price has appreciated over 110%, and our market capitalization has grown to over $1 billion from under $500 million.
We believe this proposal offers Delta a unique platform on which to leverage its capabilities and its shareholders to trade into a strong currency at a very attractive premium with significant appreciation opportunities. We do, of course, expect you to maintain the existence of this letter, and any discussions which we may have had, or may hereafter have, in strictest confidence.
We are eager to proceed with these discussions and look forward to speaking with you at your earliest convenience.
Sincerely yours,

/s/ Jon Feltheimer

Jon Feltheimer

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